UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 19, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Pedra do Indaiá is a 2.5 MW (AC) solar power plant to be located at the Tapera Farm in Pedra do Indaiá, Minas Gerais ("Project"). The Project will be connected to the CEMIG electricity distribution grid, as established through Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.
This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Ready-to-Build with EPC scoped and priced, Interconnection secured, and Land Lease fully executed with a 25-year term.

The total cost of the project is 15,128,922 BRL (2.734.329 USD) and a projected IRR of 20.59% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC
Project Location	Pedra do Indaiá/MG, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.00 MWp
Estimated Year 1 Production	7,148 MWh
Coordinates	20.265392° S 45.228632° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Pedra do Indaiá Ltda.
Offtaker	Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Alexandria Indústria de Geradores S.A.
O&M Contractor	T.B.D.
Land Owner	Agropecuária Tapera Ltda.

Uses of Capital and Project Economics

Project Hard Costs	12,467,213 BRL
Project Soft Costs	880,057 BRL
Developer Fee	714,571 BRL
Total Project Financing	15,128,922 BRL
Debt Funding	N/A
Equity Funding	15,128,922 BRL
Project IRR ($USD)	20.59%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on October 06, 2021, Energea Portfolio 2 LLC. being the sole member of the company.

Table 1 - SPE General Information
SPE	Energea Pedra do Indaiá Ltda.
Registered Office	Fortaleza Farm, S/N, Monte Alegre Municipality - MG, Zip Code: 38.475-000
CNPJ	40.904.338/0001-92

Site

The Agropecuária Tapera Ltda. ("Land Owner") owns the site for the project. Energea Pedra do Indaiá Ltda. entered into a Site Lease Agreement with the Land Owner to secure approximately 7 hectares of the site on February 09th, 2021. The agreed monthly lease payment is 3,339.55 BRL from beginning of construction till Commercial Operation Date and 6,679.09 BRL going forward. The values are adjusted on each contract year in accordance with the IPCA.

Design

The Project will employ 5,580 x 535 Wp bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China. The plant will also use 16 x 150 kW and 1 x 100 kW Sunny Highpower Peak3 inverters manufactured by SMA.

Regarding Energy Production, the Project is estimated to produce 6,089 MWh/year with an AC Capacity Factor of 27.8%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on July 21st, 2020, between CEMIG Distribuição S.A. ("Utility Company") and Luz Energia e Participações Ltda. The CUSD and CCER Agreements were assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker").

On a distribution grid level, system modifications scoped and priced at 1,000,000 BRL will be necessary for the project's interconnection. MBA Construtora Ltda. ("MBA") has been selected as the Interconnection EPC partner to do the necessary works on Cemig's grid. The SPE will be reimbursed at an estimated amount of 725,614.14 BRL by Cemig for the works performed.

Offtaker

The Offtaker is the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on August 18th, 2021, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms
Revenue Contract Term	25 years
Equipment Rental Price	275,000 BRL/month
O&M Price	Variable
Resulting Energy Credit	672.30 BRL/MWh

EPC

Alexandria Indústria de Geradores S.A. ("Alexandria") has been selected as the EPC partner for the Project. The turnkey contract is fully scoped and priced at a fixed-price of 3,535,799.51 BRL (1.18 BRL/Wp) for locally supplied services and material and 1,552,934.60 USD (0.518 USD/Wp) for imported equipment.

The EPC Contractor will provide a warranty for all services for the first 60 months following completion of the works. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters, 20 years for trackers and 25 years for modules.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR of Itacarambi is projected to be 18.99% ($USD), with an estimated payback of 6 years, 1 month, and 14 days from the NTP date.

As of December 7th, 2021, the distributed generation ("DG") market in Minas Gerais's CEMIG-D's concession zone has reached, according to ANEEL, 115,406 DG units, 115,199 of which are of solar, 167 thermal biomass and 40 hydroelectric power units. With 169,653 consumers total, at a grand total installed capacity of 1.41 GW, it remains as the leader in virtual net metering projects in Brazil, above the second place's RGE SUL's 719.42 MW by a 49.0% margin. Growth, although high, is slowing down, with the number of interconnections reaching 46,655 in December 2021, an increase of 12,122 (35.1%) if compared with December 2020 versus an addition of 51.3% from 2019 to 2020 and 237.7% from 2018 to 2019.

The current configuration of the project model used for this analysis does not consider a direct scenario with PL 5829/2019 being active in the DG market, as it remains to be voted in the Brazilian Senate and signed by the President of the Republic. However, with the increase in competition, as established in the statistics shown in the paragraph above, and the possibility of the bill passing in the Senate, after being positively received by the legislators with 476 yea and 3 nay votes, it was decided to raise the base discount applied on the energy credit from 15% to 20% for this analysis.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 29 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 105 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 20.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.35 $BRL / $USD in the month of December, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Energea Consortium MG, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Itacarambi, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 4.00% projected default rate is applied, the demand charge (TUSD, as a direct scenario where PL 5829/2019 passes is not being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental.

This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, CEMIG-D's rates tend to readjust once per year, in the month of May. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index, with the year 2022 assuming 20,00%. However, energy inflation in Minas Gerais has been, historically, above IPCA, with CEMIG's last two years readjustments at -0.01% (2020 to 2021) and -1.62% (2019 to 2020) but, cumulatively for the last 4 years, 25.1% versus IPCA's 17.9%.

Table 3 - Revenue Assumptions
Revenue Contract Term	25 years
Fixed Discount on Credit Value	25.00%
Rental Revenue Price	305,556 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	721,21 BRL / MWh
Demand Charge (TUSD rate)	15,72 BRL / kWac
Default Rate	4.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 5. Payment of some items can be realized by the consortium and deducted from the SPE's revenue, with the goal of lowering taxes paid on both revenue and income. With the configuration listed on Table 4, the SPE was able to increase its IRR by an additional 118 basis points, as it saves 4.51 million reais from projected PIS/COFINS, ISS, IRPJ and CSLL tax payments on the course of 25 years.

Management Fees paid by the SPE were modeled with the assumption of a 0.25%, of the total EPC price, payment per month (3% per year) during the construction phase of the project. It is then substituted by a 9.50% of total gross revenues as it achieves COD and begins its operations.
All prices used on Table 5 are readjusted yearly by IPCA.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	5 reais per kWac	Paid by Consortium
Land of Roof Rental	10,000 BRL / month	Paid by SPE
Insurance (GL & Property)	2,000 BRL / month	Paid by SPE
Banking Fees	100 BRL / month	Paid by SPE
Site Security	4,000 BRL / month	Paid by Consortium
Technical Services Reserve	11,111 BRL/ month	Paid by Consortium
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Management Fees	9,50% of Revenue	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Billing and Collections	20 BRL / MWh*	Paid by Consortium
Other	200 BRL/month
Average OPEX per Month	41,474 BRL/ month	-
*On the energy compensated
**All values readjusted with IPCA annually.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by Alexandria Solar, as layered on Table 5.

As part of the project's Soft Costs, it was budgeted an amount for development of a software capable of monitoring the energy credits and billing aspects of the revenue, shown in the item "Billing Software", as well as a 3% contingency on the EPC total. A marketing-related cost was also budgeted with the objective of raising early consumers for the consortium.

Lastly, as described on page 3 of this memo, MBA has been selected as the Interconnection EPC partner, at the proposed cost of 1,150,000 BRL. The SPE will be reimbursed at an estimated amount of 697,681.90 BRL by CEMIG for the works performed, netting a total cost of 452,318.10 BRL.

Table 5 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Hard Costs	14,389,943 BRL	4.60 BRL/Wdc
Solar Modules	5,868,629 BRL	1.88 BRL/Wdc
Solar Inverters	844,177 BRL	0.27 BRL/Wdc
Mounting Materials	2,310,659 BRL	0.74 BRL/Wdc
Electrical Materials	1,365,591 BRL	0.44 BRL/Wdc
Civil Materials	328,298 BRL	0.10 BRL/Wdc
Engineering Drawings	265,359 BRL	0.08 BRL/Wdc
Site Works	488,293 BRL	0.16 BRL/Wdc
Electrical Work	1,771,599 BRL	0.57 BRL/Wdc
Mechanical Work	492,690 BRL	0.16 BRL/Wdc
Others	202,330 BRL	0.06 BRL/Wdc
Interconnection	452,318 BRL	0.14 BRL/Wdc

Soft Costs	1,049,469 BRL	0.34 BRL/Wdc
Billing Software	50,000 BRL	0.02 BRL/Wdc
Contingency	431,698 BRL	0.14 BRL/Wdc
Environmental Licensing	15,000 BRL	0.05 BRL/Wdc
Insurance	50,000 BRL	0.02 BRL/Wdc
Land Rental	100,000 BRL	0.03 BRL/Wdc
Marketing Channels	150,000 BRL	0.05 BRL/Wdc
Spare Parts	252,771 BRL	0.08 BRL/Wdc

Developer Fees	N/A	N/A

Other Pre-Operational Costs	1,002,078 BRL	0.32 BRL/Wdc

Total CapEx (All-In)	16,441,491 BRL	5.25 BRL/Wdc
Taxes

Itacarambi stands with an effective tax rate of 14.41%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.27%, IRPJ at 7.61% and CSLL at 2.88%.
Asset depreciation was assumed based on Brazilian official rates, which list 10 years for Construction-based assets and 4 years for Equipment.

As the project contains an average 10-year EBT margin of 59.86% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 37,211 BRL in Net Operating Losses ("NOLs") and 1,395,605 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

No IOF tax is assumed as all contributions, distributions and intercompany transactions are done locally, in between the SPE and the Brazilian holding Energea Victory Hill Brasil Holding LTDA.
Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Minas Gerais currently contains the lowest rates for indirect taxes, for Shared Generation projects, if compared with any other State, representing, for Itacarambi, a total of 5.98% of the gross revenue and an annual average of 349,575.57 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	NA
Non-Compensable PIS / COFINS	48.91 BRL / MWh
Non-Compensable ICMS	NA

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Social Contract of Energea Pedra do Indaiá Ltda.;
2.     Property Lease Agreement;
3.     EPC Agreement;
4.     Revenue Agreements (Equipment Rental Agreement and O&M)

All contracts submitted are duly signed. There was no red flag in the contracts/documents.

Issues List

Table 7 - Issues List
EPC Agreement	Signature Pending

Contract Summary

Table 8 - SPE Social Contract Summary
Contract	Social Contract of Energea Pedra do Indaiá Ltda.
Incorporation Date	February 18, 2021
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Christopher Joseph Sattler Antonio Carlos Nether Ferreira Pires

Table 9 - Site Lease Agreement Summary
Contract	Property Lease Agreement
Date	September 1st, 2021
Parties	Energea Pedra do Indaiá Ltda. - as Tenant Agropecuária Tapera Ltda. - Landlord
Term	25 years from
Object	Lease of a rural property called Fazenda Tapera, located in the State of Minas Gerais, with a total area of 7 hectares
Basic Rent	R$3,339.55 until the COD R$6,679.09 after the COD
Rent Payment	Monthly
Surface Rights	Landlord has the obligation to register the deed of surface rights with the competent registry office on behalf of Energea Pedra do Indaiá Ltda.
Termination	Landlord may only terminate the agreement with the payment of a termination penalty of R$20,000,000.00.

Table 10 - EPC Agreement Summary
Contract	EPC Agreement
Date	August 26th, 2021
Parties	Alexandria Industria de Geradores S.A. - as Contractor Energea Pedra do Indaia Ltda. - as Owner
Object
Provision by Contractor of the work, including the construction engineering set, the civil works and the supply of goods, materials, equipment and services required for the construction, the cold commissioning, the hot commissioning, the operation of the Project and its connection to the common coupling point required for connection to the distribution grid of the distribution company, and production of electricity.

Price	R$ 3,535,799.51 related to the portion of national supply $ 1,552,934.60 related to the portion of imported supply
Technical Warranty Period
The Technical Warranty Period shall begin with the issuance of the Certificate of Final Acceptance and shall remain valid and in force: (i) with regard to the Technical Warranty of the Project, for a period of (i) sixty (60) months; and (ii) with regard to the Technical Warranty of the Equipment, for a period of ten (10) years for the inverters, twenty (20) years for the trackers, and twenty-five (25) years for the modules; all such periods counted as of the issuance of the Certificate of Final Acceptance.

Penalty for Breach of Contractual Obligation	R$ 5,000 per day of duration of breach R$ 20,000 per event of breach if such breach cannot be remedied
Liquidated Delay Penalties	1% of the price per day of delay
Termination
(a) By written agreement between the Parties;
(b) By Energea, if the Contractor fails to comply with or observe any Section, condition, deadlines or Exhibit of the EPC and does not remedy the noncompliance within fifteen (15) days as of the delivery of a default notice;
(c) By the Contractor, if Energea fails to pay an undisputed invoice and does not fully comply with its obligations described herein within forty-five (45) days as of the delivery of a default notice;
(d) By Energea, for any reason or no reason whatsoever, by means of a written notice, at least ninety (90) days in advance, observing the right to receive amounts arising from services already performed by the Contractor;
(e) By either Party in the event of judicial reorganization, bankruptcy or civil insolvency of the other Party, which shall result in an automatic termination, regardless of communication;
(f) By either Party, in the occurrence of any event characterizing a force majeure that prevents the execution of this Agreement for a period exceeding ninety (90) days.

Documentation Checklist

Table 11 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
Municipal Registration
Site	Site Photos	X
	Land Owner Documents	X
	Lease Agreement	X
Design and Application	Energy Resource Study	X
	Preliminary Engineering	X
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis	N/A
	Revenue Agreement Set	X
EPC	Selection of EPC	X
	EPC Contract scoped and priced	X
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Pedra do Indaiá Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date April 4, 2022